UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

SEEC, Inc. (Name of Issuer)
Common Stock $.001 Par Value (Title of Class of Securities)
784110108 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 02, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 784110108

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42400

	8.	Shared Voting Power

	9.	Sole Dispositive Power 42400

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42400

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .576

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 784110108

1.	Names of Reporting Persons. Don C. Whitaker, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 37400

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 37400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37400

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .5109

14.	Type of Reporting Person CO
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SCHEDULE 13D
CUSIP No. 784110108

1.	Names of Reporting Persons. Don C. Whitaker, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 192500

	8.	Shared Voting Power

	9.	Sole Dispositive Power 192500

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192500

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.6297

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Stock of SEEC, Inc Park West One Suite 200 Pittsburgh, PA 15275

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: President Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA USA

Item 3. Source and Amount of Funds or Other Consideration:

                   Personal, retirement funds and corporate funds of the individuals involved. All transactions were open market transactions and the net approximate amount utilized is $199,558.67 for the remaining 272,300 shares.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  The above described net sales of common shares of SEEC, Inc. (SEEC) were predicated upon extensive review of the Securities and Exchange Commissions filings dated March 24 and April 7, 2003 filings by SEEC, Inc.

         The Whitakers will continue to re-evaluate their options which may include the purchase of additional securities of SEEC, Inc., or dispose of some or all of the securities they presently own depending upon price, market conditions, availability of funds and other considerations.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No, except as noted above
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of Transaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of Transaction"
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present
(e) Any material change in the present capitalization or dividend policy of the issuer;
Other than mentioned in "Purpose of Transaction"
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

If a liquidation and/or sale or the businesses and assets were to happen then it is possible that the corporation would cease to exist.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
See "H" above
(j) Any action similar to any of those enumerated above.
See "H" above

Item 5. Interest in Securities of the Issuer.

(a) Ownership of 3.717% of Class A Common Stock of the Company Don C. Whitaker 42,400 .576% Don C. Whitaker, Inc. 37,400 .511% Don C. Whitaker, Jr. 192,500 2.63%

(b)

         Don C. Whitaker has sole power to vote and dospose of his shares.

         Don C. Whitaker and Don C. Whitaker, Jr. share responsibility to vote and dispose of Don C. Whitaker, Inc. shares.

         Don C. Whitaker, Jr. has the sole responsibiltiy to vote and dispose of his shares.

(c)

         Since the Januaury 8, 2003, Amended 13D filing : Don C Whitaker, Inc., purchased 19500 and sold 43200 shares for net proceeds of $7,355.53; Don C. Whitaker purchased 1300 and sold 113300 shares for net proceeds of $111,515.59; Don C. Whitaker, Jr., purchased 19500 and sold 43200 shares for net proceeds of $22,786.01.

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 06, 2003
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual
Don C. Whitaker, Inc.
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	President
Don C. Whitaker, Jr.
By:	/s/ Don C. Whitaker, Jr. Don C. Whitaker, Jr.
Title:	Individual

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